EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Plan Administrator
GE Security, Inc. 401(k) Retirement Plan:
We consent to incorporation by reference in the registration statement No. 333-83164 on Form S-8 of General Electric Company of our report dated June 21, 2006, with respect to the statements of net assets available for benefits of the GE Security, Inc. 401(k) Retirement Plan (formerly GE Interlogix, Inc. 401(k) Retirement Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of GE Security, Inc. 401(k) Retirement Plan.
/s/KPMG LLP
Portland, Oregon
June 23, 2006